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                                                               Exhibit (a)(1)(F)

STOCK OPTION EXCHANGE PROGRAM
CHECKFREE EVERYONE E-MAIL
(WILL GO TO ALL CHECKFREE EMPLOYEES)


To:               CKFR - Everyone
From:             Message from Pete Kight mailbox
Subject:          CheckFree Offers Stock Option Exchange Program to
                  Associates With Eligible Stock Options

CheckFree announced today the start of a voluntary program that will give eligible associates the opportunity to exchange stock options for restricted shares of CheckFree common stock, or in some cases, cash. About 900 CheckFree employees are eligible for participation in the program, which was approved by the CheckFree Board of Directors.

Click here for additional information.